October 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:  Request for Acceleration - KWESST Micro Systems Inc.

Registration Statement on Form F-1

(SEC File No. 333-282626)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, KWESST Micro Systems Inc. (the "Company"), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form F-1 (File No. 333-282626), and permit said Registration Statement to become effective at 5:30 p.m. (Eastern Time) on October 30, 2024, or as soon thereafter as practicable.

The Company hereby authorizes Richard Raymer and Nicholas Arruda, attorneys with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact Richard Raymer at (416) 367-7388 or Nicholas Arruda at (416) 367-7377 with any questions with respect to this request.

Sincerely, KWESST MICRO SYSTEMS INC.
/s/ Kris Denis

Kris Denis
Interim Chief Financial Officer

ThinkEquity LLC

17 State Street, 41st Floor

New York, NY 10004

October 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

RE:	KWESST Micro Systems Inc. ("Company") Registration Statement on Form F-1 (File No. 333-282626) (the "Registration Statement")

Ladies and Gentlemen:

ThinkEquity LLC ("ThinkEquity"), solely acting as placement agent on a best efforts basis in an offering pursuant to the Registration Statement, hereby concurs in the request by the Company that the effective date of the above-referenced Registration Statement be accelerated to 5:30 P.M. (Eastern Time), or as soon as practicable thereafter, on October 30, 2024, pursuant to Rule 461 under the Securities Act. ThinkEquity affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours,
THINKEQUITY LLC

By:	/s/ Eric Lord
Name: Eric Lord
Title: Head of Investment Banking